UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   TOMA, JOHN M.
   2300 Windy Ridge Parkway
   Suite 100 North
   Atlanta, GA  30339-3426
2. Issuer Name and Ticker or Trading Symbol
   THE PROFIT RECOVERY GROUP INTERNATIONAL, INC.
   PRGX
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   12-31-00
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Vice Chairman and Assistant Secretary
7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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Common Stock                 |1-23-0|J(1)|1,104             |A  |           |330,778            |D     |                           |
                             |0     |    |                  |   |           |                   |      |                           |
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Common Stock                 |1-23-0|J(1)|1,104             |D  |           |54,936             |I     |By Trust                   |
                             |0     |    |                  |   |           |                   |      |                           |
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Common Stock                 |1-5-00|G   |1,540             |A  |           |8,909              |I     |By Trust                   |
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Common Stock                 |11-21-|G   |7,186             |A  |           |7,186              |I     |By Trust                   |
                             |00    |    |                  |   |           |                   |      |                           |
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                             |      |    |                  |   |           |275,886            |I     |General Partner            |
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                             |      |    |                  |   |           |5,556              |I     |By Corporation             |
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                             |      |    |                  |   |           |75,000             |I     |By Spouse                  |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
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Explanation of Responses:
(1) Represents a distribution of 1,104 shares to Mr. Toma from a trust held for the benefit of Mr. Toma for which
Maria A. Neff and Dorothy Toma, Mr. Toma's spouse, serve as co-trustees and share investment and voting power with respect to such
shares.
SIGNATURE OF REPORTING PERSON
/s/ John M. Toma by Clinton McKellar, Jr., Gen. Counsel
John M. Toma by Clinton McKellar, Jr., Gen. Counsel
DATE
February 14, 2001